

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. Yi Lung Lin
President and Chief Executive Officer
Genufood Energy Enzymes Corp.
Two Allen Center
1200 Smith Street, Suite 1600
Houston, Texas 77002

> **Re:** **Genufood Energy Enzymes Corp.**
> **Registration Statement on Form S-1**
> **Filed January 20, 2011**
> **File No. 333-171784**

Dear Mr. Lin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file your remaining exhibits as promptly as possible. We will need time to review these documents once they are filed.

2. Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. It appears that you will be conducting the offering of 10 million shares on behalf of the company on a "best efforts" basis. Please revise your disclosure throughout, including the cover of your prospectus, your summary of the offering on page 6 and your description of the plan of distribution on page 14, to clarify that the primary offering on behalf of the company will be on a best efforts basis, with no requirement to sell a minimum of shares.

4. Throughout your registration statement, where you state facts and statistics, please provide independent, third-party sources for those statements. If you are unable to substantiate these statements with references to disinterested third party sources, please delete them from your registration statement. In particular, we refer to:
    *   Your disclosure on pages 5and 17 that the "regular consumption of enzyme does good to our well-being";
    *   Your disclosure on page 18 that there is only one specialized natural complex enzyme manufacturer in Taiwan;
    *   Each of your statements, beginning on page 20 and continuing through page 30, about the relief provided by your products, including but not limited to:
        o   "enhances digestion;"
        o   "enhance metabolism and anti-inflammation;"
        o   "stimulates immune system health;"
        o   "may prevent the growth of Candida;"
        o   "allows for greater absorption in the small intestine and thus, greater fibrinolytic activity;"
        o   "promotes healthy circulation…;"
        o   "increases fertilization rate, hatching rate and increases egg weight;" and
        o   "to facilitate movement as well as tissue and muscle healing;" and
    *   Your statement on page 33 that there is no enzyme product similar to yours in Taiwan.

Summary, page 5

5. We note your statement on pages 5 and 18 that you "plan to begin marketing and exporting [your] enzyme products in the next 12 months." Please revise this statements to clarify whether you believe you will be in a position to begin marketing and exporting your products within the next 12 months. As written, your statement is ambiguous. You state your intention, but not whether your intention is feasible in light of your financial condition and circumstances.

6. Please update the amount of cash you have available as of the most recent date practicable.

The Offering, page 6

7. We note your disclosure that your shares will be sold at $0.30 per share, "until our shares are quoted on the OTC Bulletin Board." Please revise this statement to clarify that you cannot be sure if your shares will be quoted on the OTCBB. Please similarly revise the same disclosure that appears under 'Determination of Offering Price' on page 12.

8. In the subsection entitled 'Termination of the Offering' you state that the offering will conclude when, "all of the 10,000,000 shares of common stock have been sold." However, your registration statement covers the registration of 10,888,472 shares of

common stock, as noted above in the 'Securities Being Offered' caption. Please revise to clarify this inconsistency.

9. In the subsection entitled 'Securities Issued and to be Issued' you state that, "All of the common stock to be sold under this prospectus will be sold by existing shareholders." However, elsewhere in your registration statement you disclose that 10,000,000 of the shares of common stock to be sold will be sold by your company in a primary offering. Please revise to clarify this inconsistency.

Risk Factors, page 7

10. In a separate risk factor discussing your financial condition, please include disclosure that your auditors have issued a going concern opinion.

11. Please include an additional risk factor discussing the risk that, because your offering has no minimum, it is possible that the costs of your offering may exceed the proceeds of the offering.

12. In light of your disclosure elsewhere in your prospectus that Origo Biochemical Technologies Inc is the only enzyme manufacturer in Taiwan, please include an additional risk factor discussing any risks associated with having a sole manufacturing source.

13. Please include an additional risk factor discussing any conflicts of interest that may exist because certain of your directors are affiliates of Origo Biochemical Technologies Inc, including the risk that these directors may make decisions that materially affect your company which are in the best interest of Origo, rather than your company.

Use of Proceeds, page 11

14. We note that your table on page 12 does not, as indicated, set forth the use of proceeds in the event you sell less than the maximum number of shares offered. Therefore, please expand your disclosure here to explain how your use of proceeds will change in the event you sell 25%, 50% or 75% of the total shares offered.

Determination of Offering Price, page 12

15. Please elaborate on the business valuation conducted by management. In particular, please expand your disclosure here to describe the process management undertook, its valuation methodology and any significant assumptions used in conducting that analysis. In addition, please describe each of the "other factors," in addition to the valuation analysis, that were considered in determining the $0.30 per share offering price.

Dilution, page 12

16. Please provide the disclosure required by Item 506 of Regulation S-K, which is triggered when there is a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years. We note, in this regard, that in addition to the 888,472 shares offered by the selling shareholders you are offering 10 million shares by the company that are not currently issued and outstanding .

Plan of Distribution, page 14

17. Please expand your disclosure here to include a discussion of your plan of distribution for the 10,000,000 shares you will sell in the primary portion of your offering. Refer to Item 508(c) of Regulation S-K.

Description of Business, page 17

18. We note that in your prospectus summary you discuss six agreements that you have entered into since July 1, 2010, but that these agreements are either not mentioned or not discussed in any further detail in your 'Description of Business,' or elsewhere in your registration statement and that none of the agreements are included as exhibits to your registration statement. Please provide a detailed discussion of the material terms of each of these agreements in your registration statement, and file a copy of each agreement as an exhibit to your registration statement, as required by Item 601(b)(10) of Regulation S-K.

19. Please identify the OEM manufacturer with whom you have contracted in United States, disclose the material terms of this agreement and file a copy of the agreement as an exhibit to your registration statement.

20. We note that your disclosure uses technical jargon. Please define or explain any technical terms the first time they are used such that they may be understood by potential investors who are unfamiliar with your products. For example, please define terms such as, "Cell Activator;" "micro flora;" "Candida;" "fibrin metabolism;" "isomerisation;" and "bio-availability."

21. Please explain your Multi Level Marketing – Franchise Investor Dealer Related (MLM-FIDR) concept the first time you reference it on page 17.

22. We note your disclosure that you have been appointed by Origo as their Sole Export Marketing Agent to market their product in Thailand and that "business has started since July 1, 2010." Please clarify what efforts have been undertaken thus far to commence your operations in Thailand. In this regard, we note that you disclose elsewhere in the

registration statement that you have had only limited operations and have not yet begun to market your enzyme products.

23. We note your disclosure that, "we have entered into one sole distributorship agreement in which a distributor with exclusive right has been appointed for the marketing and distribution of our range of enzyme products for human consumption in the territory of the Republic of China (Taiwan)." Please revise to name Taiwan Cell Energy Enzymes Corporation as the other party to that agreement, disclose the material terms of the agreement and attach the agreement as an exhibit to your registration statement. If the other party is not Taiwan Cell Energy Enzymes Corporation, then please advise.

24. You state on pages 18 and 32 that the Asian market is a "virgin market" for enzyme products, presumably implying that the market is not very developed. However, on page 18 you also state that "Both enzyme products for human consumption and animal consumption have a tremendous consumption volume in the Asian market." Please revise your disclosure to reconcile these apparently contradictory statements. In addition, please provide the source for your statement that the consumption volume in the Asian market for human and animal enzyme products is substantial

25. We note that there are several pictures of your products included in .jpg format in your prospectus. However, these pictures are not viewable on EDGAR. Please provide us with copies of these pictures at your earliest convenience. In addition, please clarify whether the images of the products you intend to include in your prospectus are representative of the actual products that Origo will manufacture and that you will distribute.

Sales and Marketing Strategy, page 31

26. You disclose here that, "We rely on our appointed Marketing Agent to source, select and interview suitable qualified country sole distributor for each Category of our enzyme products." However, earlier in your registration statement you disclosed that you, "have been appointed by Origo Biochemical Technologies Inc, Taiwan as their Sole Export Marketing Agent." Please clarify the role of Marketing Agent, and reconcile your disclosures that you both act as Marketing Agent for Origo, and simultaneously rely on your appointed Marketing Agent to find suitable sole distributors.

27. Please clarify, if true, that Genufood Energy Enzymes Corp. will pay the "attractive incentive bonus" to wholesalers, dealers, retailers and consumers. Because it is currently written in the passive voice, your sentence about incentive bonuses is ambiguous. In addition, please disclose whether such bonuses will be paid in cash and/or stock and how the amount of the bonuses will be determined, if known at this time.

Compliance with Government Regulation, page 33

28. Please disclose other regulatory requirements that you expect you will have to comply with in your target markets, including food, drug and health laws in jurisdictions, such as Thailand, where you intend to operate.

Patents and Trademarks, page 34

29. Please disclose the jurisdiction in which you hold the various trademarks you discuss.

Plan of Operations, page 36

30. Please provide more detail about the $1 million investment Taiwan Cell Energy Enzymes Corporation has committed to your company, including the number of shares to be purchased, when the purchase will take place and a discussion of the other material terms of the agreement. Please also file the private placement agreement as an exhibit to your registration statement.

Directors, Executive Officers Promoters and Control Persons, page 38

31. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, as required by Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 42

32. We note your disclosure here that there have been no related party transactions since your date of incorporation. However, from your disclosure it appears that certain of your directors are affiliates of Origo Biochemical Technologies Inc, with whom your company has entered into one or more agreements. Further, we note that in Notes 5 and 7 to your financial statements, on page F-11, you disclose several related party transactions. Please include disclosure describing each related party transaction as required by Item 404(a) of Regulation S-K.

33. Please also describe your policies and procedures for the review, approval, or ratification of any related party transactions, as required by Item 404(b) of Regulation S-K.

Recent Sales of Unregistered Securities, page 46

34. Please clarify the meaning of, "sold to twelve stockholders being the founding member" in the first sale of unregistered securities you discuss.

<u>Financial Statements</u>
<u>Notes to Financial Statements</u>

<u>General</u>

35. Please disclose the agreements described on page 5 and the significant terms of each agreement.

<u>Note 1-Basis of Presentation and Significant Accounting Policies</u>

<u>Income Taxes, page F-7</u>

36. Please provide the relevant disclosure required under ASC 740-10-50-9 through ASC 740-10-50-20.

<u>Note 4-Equity, page F-10</u>

37. Please explain the computation of the $150,000 charged to additional paid in capital for 150 million shares issued to a consultant valued at $0.25 per share for services directly related to the S-1 registration and offering.

<u>Note 5-Related Party Transactions, page F-11</u>

38. Please disclose the related parties described on page 18. Also, if any related parties are under common control, revise your disclosure to identify the entities under common control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Daniel Greenspan, Special Counsel, at 202-551-3623 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director